2-26-02

1110999

02020531

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 26, 2002

QS Communications Corp.
(Translation of registrant's name into English)

Mathias-Brüggen-Straße 55
50829 Cologne
Germany

(Address of principal executive offices)

QSC consolidates stock market listings to Frankfurt – voluntary delisting from NASDAQ

Cologne, February 25, 2002. QSC AG, Germany's leading alternative DSL provider, plans to consolidate the parallel trading of its shares on both NASDAQ and Frankfurt's Neuer Markt. To this end, the company will voluntarily delist from NASDAQ in order to concentrate the trading of its shares on the Neuer Markt of the Frankfurt Stock Exchange. The delisting is expected to occur at the close of trading on April 2, 2002. Since its initial public offering in April 2000, the shares of QSC AG have been quoted on the NASDAQ in the form of American Depositary Shares (ADS) with the symbol QSCG. One ADS is equivalent to two ordinary bearer shares of QSC AG's common stock.

The efforts of maintaining a listing on the NASDAQ are not in proportion to the extremely low trading volume of QSC's ADSs on NASDAQ. During the fourth quarter of 2001, approximately 97 percent of all trading in QSC's shares on average occurred on the Neuer Markt of the Frankfurt Stock exchange.

QSC's ADS program will be discontinued at the same time as the NASDAQ delisting. QSC expects that this decision will not only achieve cost savings, but also result in an increased trading volume of its shares on the Neuer Markt. Preparation of the QSC's financial statements in accordance with US GAAP accounting standards will not be affected by the NASDAQ delisting in the United States.

For further information:
Investor Relations partner of QSC AG
Schumachers AG
Dorothee Kagelmann
Tel.: +49 (0)89/4892720
Fax: +49 (0)89/48927212
Mail: qsc@schumachers.net

This Adhoc announcement contains forward-looking statements pursuant to the US "Private Securities Litigation Act" of 1995). These forward-looking statements are based on current expectations and forecasts of future events by the management of QSC AG. Due to risks or mistaken assumptions, ac-

QSC AG

Mathias-Brüggen-Straße 55
D-50829 Köln

Telefon: +49 (0) 2 21/66 98-0 00
Telefax: +49 (0) 2 21/66 98-0 09

E-Mail: info@qsc.de
Internet: www.qsc.de

Vorstand:
Dr. Bernd Schlobohm (Vorsitzender)
Gerd Eickers
Markus Metyas

Aufsichtsrat:
John Baker (Vorsitzender)

HRB-Nummer 28281
Amtsgericht Köln

ID-Nummer
DE 186067616

Deutsche Bank AG Köln
BLZ 370 700 60
Konto-Nr. 1 90 412 700

Kölner Bank von 1867 eG
BLZ 371 600 87
Konto-Nr. 5 87 418 002

tual results may deviate substantially from those made in such forward-looking statements. The assumptions that may involve material deviations due to unforeseeable developments include, but are not limited to, the demand for our products and services, the competitive situation, the development, dissemination and technical performance of DSL technology and its prices, the development and dissemination of alternative broadband technologies and their respective prices, changes in respect of telecommunications regulation, legislation and adjudication, prices and timely availability of essential third-party services and products, the timely development of additional marketable value-added services, the ability to maintain and enlarge upon marketing and distribution agreements and to conclude new marketing and distribution agreements, the ability to obtain additional financing in the event that management's planning targets are not attained, the punctual and full payment of outstanding debts by sales partners and resellers of QSC AG, and the availability of sufficient skilled personnel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QS Communications Corp.
(Registrant)

By:
Title: Chief Executive Officer

Date: February 26, 2002